Exhibit 99.1

Fourth Quarter Update at B2Gold Corp.’s Masbate Gold Mine

Vancouver, December 23, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) (“B2Gold” or the “Company”), provides a fourth quarter interim update for its Masbate Gold Project Operations.

The Masbate Gold Project operations remain on track to deliver to the updated guidance for 2014 of approximately 180,000 ounces of gold and the SAG mill continues to perform well as the Masbate Gold Project completes a strong quarter.

Throughput for October was 613,400 tonnes at an average grade of 1.29 g/t and November was 601,164 tonnes at 1.38 g/t. October monthly adjusted gold production was 21,177 ounces and, for the month of November, 22,429 ounces were produced.  December production remains as strong as well.

Fatality Incident at Masbate

B2Gold regrets to announce the shooting death of a Masbate Gold Project (Philippine Gold Processing & Refining Corp, (“PGPRC”)) employee following an altercation with a KKSS (Kublai Khan Security Services) employee, at the Mine Site on Saturday December 20, 2014.

The shooting victim is a long term employee, Jessie Villegas. The security guard is in the custody of the Philippine National Police at Aroroy and the incident is under investigation by the police.

Mr. Villegas is survived by his wife, Antonieta Marcial Villegas, and eleven children. We extend our condolences to the family and friends of Jessie Villegas.

A Masbate Gold Project review of the incident and related procedures is ongoing, and counselling has been made available to the employees.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.